SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___)*

Imperva, Inc.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

45321L100

(CUSIP Number)

December 31, 2011

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 45321L100	13G	Page 2 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Accel VIII L.P. (“A8”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,199,214 shares, except that Accel VIII Associates L.L.C. (“A8A”), the general partner of A8, may be deemed to have sole power to vote these shares, and James W. Breyer (“JWB”), Theresia Gouw Ranzetta (“TGR”), Arthur C. Patterson (“ACP”), and James R. Swartz (“JRS”), the managing members of A8A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,199,214 shares, except that A8A, the general partner of A8, may be deemed to have sole power to dispose of these shares, and JWB, TGR, ACP, and JRS, the managing members of A8A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,214
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.0%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 45321L100	13G	Page 3 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Accel VIII Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,827,646 shares, of which 3,199,214 are directly owned by A8 and 628,432 are directly owned by Accel Internet Fund IV L.P. (“AIF4”). A8A, the general partner of A8 and AIF4, may be deemed to have sole power to vote these shares, and JWB, TGR, ACP and JRS, the managing members of A8A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,827,646 shares, of which 3,199,214 are directly owned by A8 and 628,432 are directly owned by AIF4. A8A, the general partner of A8 and AIF4, may be deemed to have sole power to dispose of these shares, and JWB, TGR, ACP and JRS, the managing members of A8A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,827,646
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.8%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 45321L100	13G	Page 4 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Accel Internet Fund IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
628,432 shares, except that A8A, the general partner of AIF4, may be deemed to have sole power to vote these shares, and JWB, TGR, ACP and JRS, the managing members of A8A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
628,432 shares, except that A8A, the general partner of AIF4, may be deemed to have sole power to dispose of these shares, and JWB, TGR, ACP and JRS, the managing members of A8A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,432
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 45321L100	13G	Page 5 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Accel Investors 2002 L.L.C. (“AI02”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 277,068 shares, except that JWB, TGR, ACP and JRS, the managing members of AI02, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 277,068 shares, except that JWB, TGR, ACP and JRS, the managing members of AI02, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,068
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 45321L100	13G	Page 6 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. James W. Breyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
4,104,714 shares, of which 3,199,214 are directly owned by A8, 628,432 are directly owned by AIF4, and 277,068 are directly owned by AI02. A8A is the general partner of A8 and AIF4, and JWB, a managing member of A8A and AI02, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
4,104,714 shares, of which 3,199,214 are directly owned by A8, 628,432 are directly owned by AIF4, and 277,068 are directly owned by AI02. A8A is the general partner of A8 and AIF4, and JWB, a managing member of A8A and AI02, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,104,714
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 45321L100	13G	Page 7 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Theresia Gouw Ranzetta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
4,104,714 shares, of which 3,199,214 are directly owned by A8, 628,432 are directly owned by AIF4, and 277,068 are directly owned by AI02. A8A is the general partner of A8 and AIF4, and TGR, a managing member of A8A and AI02, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
4,104,714 shares, of which 3,199,214 are directly owned by A8, 628,432 are directly owned by AIF4, and 277,068 are directly owned by AI02. A8A is the general partner of A8 and AIF4, and TGR, a managing member of A8A and AI02, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,104,714
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 45321L100	13G	Page 8 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Arthur C. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
4,104,714 shares, of which 3,199,214 are directly owned by A8, 628,432 are directly owned by AIF4, and 277,068 are directly owned by AI02. A8A is the general partner of A8 and AIF4, and ACP, a managing member of A8A and AI02, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
4,104,714 shares, of which 3,199,214 are directly owned by A8, 628,432 are directly owned by AIF4, and 277,068 are directly owned by AI02. A8A is the general partner of A8 and AIF4, and ACP, a managing member of A8A and AI02, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,104,714
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 45321L100	13G	Page 9 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. James R. Swartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
4,104,714 shares, of which 3,199,214 are directly owned by A8, 628,432 are directly owned by AIF4, and 277,068 are directly owned by AI02. A8A is the general partner of A8 and AIF4, and JRS, a managing member of A8A and AI02, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
4,104,714 shares, of which 3,199,214 are directly owned by A8, 628,432 are directly owned by AIF4, and 277,068 are directly owned by AI02. A8A is the general partner of A8 and AIF4, and JRS, a managing member of A8A and AI02, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,104,714
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 45321L100	13G	Page 10 of 15

ITEM 1(A).	NAME OF ISSUER

Imperva, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

3400 Bridge Parkway, Suite 200
Redwood Shores, CA 94065

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Accel VIII L.P. (“A8”), Accel VIII Associates L.L.C. (“A8A”), Accel Internet Fund IV L.P. (“AIF4”), Accel Investors 2002 L.L.C. (“AI02”), James W. Breyer (“JWB”), Theresia Gouw Ranzetta (“TGR”), Arthur C. Patterson (“ACP”) and James R. Swartz (“JRS”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

A8A, the general partner of A8 and AIF4, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A8 and AIF4. JWB, TGR, ACP and JRS are the managing members of A8A and AI02 and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A8A and AI02.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office for each of the Reporting Persons is:

Accel Partners
428 University Avenue
Palo Alto, CA 94301

ITEM 2(C)	CITIZENSHIP

A8 and AIF4 are Delaware limited partnerships. A8A and AI02 are Delaware limited liability companies. JWB, TGR, ACP and JRS are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER:

Common Stock
CUSIP # 45321L100

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2011:

CUSIP NO. 45321L100	13G	Page 11 of 15

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of A8 and AIF4, and the limited liability company agreements of A8A and AI02, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 45321L100	13G	Page 12 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

Entities:
Accel VIII L.P.
Accel VIII Associates L.L.C.
Accel Internet Fund IV L.P.
Accel Investors 2002 L.L.C.

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed entities

Individuals:
James W. Breyer
Theresia Gouw Ranzetta
Arthur C. Patterson
James R. Swartz

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed individuals

CUSIP NO. 45321L100	13G	Page 13 of 15

EXHIBIT INDEX

		Sequentially
Exhibit	Document Description	Numbered Page

Exhibit A	Agreement of Joint Filing	14

Exhibit B	Reference to Tracy L. Sedlock as Attorney-in-Fact	15

CUSIP NO. 45321L100	13G	Page 14 of 15

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Imperva, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 13, 2012

Entities:
Accel VIII L.P.
Accel VIII Associates L.L.C.
Accel Internet Fund IV L.P.
Accel Investors 2002 L.L.C.

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed entities

Individuals:
James W. Breyer
Theresia Gouw Ranzetta
Arthur C. Patterson
James R. Swartz
		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed individuals

CUSIP NO. 45321L100	13G	Page 15 of 15

EXHIBIT B

REFERENCE TO TRACY L. SEDLOCK AS ATTORNEY-IN-FACT

Tracy L. Sedlock has signed the enclosed documents as Attorney-In-Fact. Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.